UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

LENDINGTREE, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

894675107

(CUSIP Number)

Richard N. Baer

Chief Legal Officer

c/o Liberty Interactive Corporation

12300 Liberty Boulevard

Englewood, CO  80112

(720) 875-5300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 2, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 894675107

1.	Names of Reporting Persons Liberty Interactive Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,223,989 (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 3,223,989 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,223,989 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Excludes any shares beneficially owned by the executive officers and directors of the Reporting Person.

13.	Percent of Class Represented by Amount in Row (11) 26.9% (1) (2)

14.	Type of Reporting Person (See Instructions) CO

(1) Includes 642,850 shares of common stock, par value $.01 per share (the “Common Stock”) of LendingTree, Inc. (the “Issuer”) pledged as collateral to secure the obligations of a wholly owned subsidiary of Liberty Interactive Corporation, a Delaware corporation, under an agreement confirming the terms and conditions of a share forward transaction with Royal Bank of Canada.

(2) Based on 11,968,798 shares of Common Stock outstanding as of October 23, 2017, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017, filed by the Issuer with the Securities and Exchange Commission on October 26, 2017.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 3)

Statement of

Liberty Interactive Corporation

Pursuant to Section 13(d) of the

Securities Exchange Act of 1934

in respect of

LENDINGTREE, INC.

This Report on Schedule 13D relates to the common stock, par value $.01 per share (the “Common Stock”) of LendingTree, Inc., a Delaware corporation (the “Issuer”).  The Report on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by Liberty Interactive Corporation, a Delaware corporation (the “Reporting Person”), on August 29, 2008 (the “Liberty Schedule 13D”), as amended by Amendment No. 1 to the Liberty Schedule 13D filed with the SEC by the Reporting Person on May 23, 2011, and Amendment No. 2 to the Liberty Schedule 13D filed with the SEC by the Reporting Person on June 8, 2017 (together, the “Schedule 13D”), is hereby further amended and supplemented to include the information set forth herein.  This amended statement on Schedule 13D/A (this “Amendment”) constitutes Amendment No. 3 to the Liberty Schedule 13D.  Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D.  Except as set forth herein, the Schedule 13D is unmodified.

Item 4.  Purpose of Transaction

The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented to add the following information:

On April 4, 2017, the Reporting Person entered into an Agreement and Plan of Reorganization with General Communication, Inc., an Alaska corporation (“GCI”, and following the amendment and restatement of its articles of incorporation, “GCI Liberty”), and Liberty Interactive LLC, a Delaware limited liability company and a direct wholly owned subsidiary of the Reporting Person (“LI LLC”), as amended by Amendment No. 1 to Reorganization Agreement, dated as of July 19, 2017, by and among the Reporting Person, GCI and LI LLC (as amended in accordance with the terms thereof, the “Reorganization Agreement”).  Pursuant to the Reorganization Agreement, the Reporting Person will acquire a controlling interest in GCI Liberty in exchange for the contribution to GCI Liberty of certain assets and liabilities currently attributed to the Reporting Person’s Ventures Group (the “Contribution”).  The Reporting Person will then distribute the shares of GCI Liberty representing such controlling interest to the holders of Liberty Ventures common stock in redemption of all outstanding shares of such stock. In connection with these transactions, the Reporting Person currently intends to transfer its entire equity interest in the Issuer, its liabilities under the Forward Transaction, and all of its rights, benefits and obligations under the Spinco Agreement (as defined below) and the Registration Rights Agreement (as defined below), to GCI Liberty.

As previously reported, the Reporting Person is party to (i) the Spinco Agreement, dated as of May 13, 2008 (the “Original Spinco Agreement”), with IAC/InterActive Corp, a Delaware corporation (“IAC”), Barry Diller, and the other Liberty Parties (as defined therein) party thereto, as assigned pursuant to the Spinco Assignment and Assumption Agreement (Tree.com), dated as of August 20, 2008 (the “Assignment and Assumption Agreement”, and together with the Original Spinco Agreement, the “Spinco Agreement”), by and among IAC, the Issuer, the Reporting Person and Liberty USA Holdings, LLC, a Delaware limited liability company and wholly owned subsidiary of the Reporting Person (“Liberty USA”) and (ii) that certain Registration Rights Agreement, dated as of

August 20, 2008 (the “Registration Rights Agreement”), by and among the Reporting Person, the Liberty Parties and the Issuer. The Reporting Person is filing this Amendment to report its entry into the Assignment and Assumption Agreement, on November 2, 2017 (the “Assignment”), with the Issuer, GCI, Liberty USA and Ventures Holdco, LLC, a Delaware limited liability company and a wholly owned subsidiary of the Reporting Person (“Ventures Holdco”), pursuant to which, subject to the completion of the Contribution and the split-off of the Reporting Person’s interest in GCI Liberty (the “Split-Off”) contemplated by the Reorganization Agreement and the other terms and conditions set forth in the Assignment, the Reporting Person is permitted to assign, and, in such event, GCI Liberty will assume, effective immediately prior to the effective time of the Split-Off, the Reporting Person’s rights, benefits and obligations under the Spinco Agreement and the Registration Rights Agreement. Pursuant to the Assignment, the Issuer agreed that following the consummation of the Split-Off, GCI Liberty will be entitled to all of the Reporting Person’s rights, benefits and obligations under the Spinco Agreement and the Registration Rights Agreement.  Following the completion of the Split-Off and the effectiveness of such assignment and assumption, the Reporting Person will not have any equity interest in the Issuer.

Subject to the foregoing and except as described in this Amendment and the Schedule 13D or contained in the agreements incorporated by reference as Exhibits hereto, the Reporting Person does not have and, to the best of the Reporting Person’s knowledge, none of its directors or executive officers have, any current plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Person; developments with respect to the business of the Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer; provided that any course of action taken by the Reporting Person will be subject to the contractual restrictions described in Item 6 of this Amendment and the Schedule 13D.

The information contained in Item 6 of this Amendment is incorporated herein by reference.

Item 5.   Interest in Securities of the Issuer

The information contained in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)                                 The Reporting Person beneficially owns 3,223,989 shares of Common Stock, which represent approximately 26.9% of the outstanding shares of Common Stock.  The foregoing calculation is based on 11,968,798 shares of Common Stock outstanding as of October 23, 2017, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017, filed by the Issuer with the SEC on October 26, 2017.

Mr. Richard N. Barton, a director of the Reporting Person, beneficially owns 5 shares of Common Stock.

(b)                                 The Reporting Person has the sole power to vote or direct the voting of 3,223,989 shares of Common Stock beneficially owned by it and has the sole power to dispose or direct the disposition of such shares, with 642,850 of such shares subject to the pledge under an agreement confirming the terms and conditions of a share forward transaction with Royal Bank of Canada, as previously reported.

(c)                                  Other than as stated herein, neither the Reporting Person nor, to the knowledge of the Reporting Person, any Schedule 1 Person has effected any transactions with respect to the Common Stock during the 60 days preceding the date hereof.

(d)                                 Not applicable.

(e)                                  Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented to add the following information:

On November 2, 2017, the Reporting Person, GCI, Liberty USA, Ventures Holdco and the Issuer entered into the Assignment, pursuant to which, subject to the terms and conditions set forth therein, immediately prior to the effective time of the Split-Off, the Reporting Person will assign, and GCI Liberty will assume, the Reporting Person’s rights, benefits and obligations under the Spinco Agreement and the Registration Rights Agreement. The Assignment was entered into in connection with the proposed contribution of all of the shares of Common Stock beneficially owned by the Reporting Person and the Reporting Person’s liabilities under the Forward Transaction to GCI Liberty in connection with the transactions contemplated by the Reorganization Agreement.  The Assignment was approved by a majority of the “Qualified Directors” (as that term is defined in the Spinco Agreement) of the Issuer.

The Assignment also provides that following the Split-Off, neither the Reporting Person nor its affiliates may acquire beneficial ownership of the Issuer’s equity securities other than the acquisition of less than 1% of the Issuer’s outstanding equity securities through the acquisition of or investments in third parties holding such equity securities.

The Assignment also modifies one of the exceptions to the standstill obligations of the Reporting Person and its affiliates (or following the Split-Off, GCI Liberty and its affiliates) by providing that in the event that the group composed of Douglas R. Lebda, the Chairman and Chief Executive Officer of the Issuer, his immediate family members that acquire securities directly or indirectly from Mr. Lebda, his estate and certain family-controlled entities (collectively, the “Lebda Group”) disclose beneficial ownership of the Issuer’s common stock exceeding 30% (calculated on the basis of outstanding shares held by the Lebda Group and not including securities that the Lebda Group may acquire upon the conversion, exercise, redemption or exchange of warrants, options or other convertible securities) and the Issuer’s board of directors does not within 10 business days of such announcement take certain defensive actions, the Reporting Person and its affiliates (or following the Split-Off, GCI Liberty and its affiliates) will be relieved of certain standstill obligations to the extent reasonably necessary to permit the Reporting Person (or following the Split-Off, GCI Liberty) to commence and consummate an offer to acquire all of the outstanding equity securities of the Issuer.  Such modification will not be applicable to the extent that it is publicly disclosed that any member of the Lebda Group has formed or become a member of a “group” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act of 1934, as amended) with any person not a member of the Lebda Group.  The foregoing modification will be effective whether or not the Split-Off is effected.  The existing provision in the Spinco Agreement will continue to apply to all persons other than the Lebda Group.

This summary of the Assignment does not purport to be complete, and is qualified in its entirety by reference to the full text of such document, which is filed as Exhibit 7(d) to this Amendment.

The information contained in Item 4 of this Amendment is incorporated herein by reference.

Item 7.         Material to be Filed as Exhibits

The information contained in Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

7(a)                          Spinco Agreement, dated as of May 13, 2008, between IAC/InterActiveCorp, Liberty Media Corporation,      LMC Silver King, Inc., Liberty HSN II, Inc., LMC USA VIII, Inc., LMC USA IX, Inc., LMC USA XI, Inc., LMC USA XII, Inc., LMC USA XIII, Inc., LMC USA XIV, Inc., LMC USA XV, Inc., Liberty Tweety, Inc., BDTV Inc., BDTV II Inc., BDTV III Inc., BDTV IV Inc. and Barry Diller (incorporated by reference to Exhibit 10.1 to IAC/InterActiveCorp’s Current Report on Form 8-K, filed with the SEC on May 16, 2008).

7(b)                          Spinco Assignment and Assumption Agreement, dated as of August 20, 2008, among IAC/InterActiveCorp, Tree.com, Inc., Liberty Media Corporation and Liberty USA Holdings, LLC

(incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 25, 2008).

7(c)                           Registration Rights Agreement, dated as of August 20, 2008, among Tree.com, Inc., Liberty Media Corporation and Liberty USA Holdings, LLC (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 25, 2008).

7(d)                          Assignment and Assumption Agreement, dated as of November 2, 2017, by and among General Communication, Inc., Liberty Interactive Corporation, Liberty USA Holdings, LLC, Ventures Holdco, LLC, and LendingTree, Inc.*

*Filed herewith.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 3, 2017

LIBERTY INTERACTIVE CORPORATION

By:	/s/ Craig Troyer
	Name:	Craig Troyer
	Title:	Senior Vice President, Deputy
General Counsel and Assistant Secretary

EXHIBIT INDEX

7(a)                          Spinco Agreement, dated as of May 13, 2008, between IAC/InterActiveCorp, Liberty Media Corporation,      LMC Silver King, Inc., Liberty HSN II, Inc., LMC USA VIII, Inc., LMC USA IX, Inc., LMC USA XI, Inc., LMC USA XII, Inc., LMC USA XIII, Inc., LMC USA XIV, Inc., LMC USA XV, Inc., Liberty Tweety, Inc., BDTV Inc., BDTV II Inc., BDTV III Inc., BDTV IV Inc. and Barry Diller (incorporated by reference to Exhibit 10.1 to IAC/InterActiveCorp’s Current Report on Form 8-K, filed with the SEC on May 16, 2008).

7(b)                          Spinco Assignment and Assumption Agreement, dated as of August 20, 2008, among IAC/InterActiveCorp, Tree.com, Inc., Liberty Media Corporation and Liberty USA Holdings, LLC (incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 25, 2008).

7(c)                           Registration Rights Agreement, dated as of August 20, 2008, among Tree.com, Inc., Liberty Media Corporation and Liberty USA Holdings, LLC (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 25, 2008).

7(d)                          Assignment and Assumption Agreement, dated as of November 2, 2017, by and among General Communication, Inc., Liberty Interactive Corporation, Liberty USA Holdings, LLC, Ventures Holdco, LLC, and LendingTree, Inc.*

*Filed herewith.